

Mail Stop 3720

October 9, 2009

Mr. Jerome S. Flum
Chief Executive Officer
Creditriskmonitor.com, Inc.
704 Executive Boulevard, Suite A
Valley Cottage, NY 10989

> **Re: Creditriskmonitor.com, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 23, 2009**
> **File No. 001-08601**

Dear Mr. Flum:

We have completed our review of your filing and have no further comments at this time.

Sincerely

/s
Larry Spirgel
Assistant Director